U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



FORM 12b-25                                              SEC File Number 0-20234
                                                          CUSIP Number 888910205

NOTIFICATION OF LATE FILING
(Check One):

[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:

                                JANUARY 29, 2000
                  ----------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  ----------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  ----------------------------------------------

                         PART I - Registrant Information

                                Today's Man, Inc.
                  ----------------------------------------------
                             Full Name of Registrant

                            Former Name if Applicable
                  ----------------------------------------------
                   Address of Principal Executive Office
                              (Street and Number)

                                835 Lancer Drive
                  ----------------------------------------------
                            City, State and Zip Code

                              Moorestown, NJ 08057
                  ----------------------------------------------

                        PART II - Rules 12b-25(b) and (c)

                  ----------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12(b)-25(c) has been attached
         if applicable.

                  ----------------------------------------------

                              PART III - Narrative

                  ----------------------------------------------

The Company is currently finalizing material modifications to its present credit facility. Such modifications are not a result of violations of affirmative or negative covenants. These modifications materially affect the information to be provided in the Form 10-K. Therefore, the Company was unable to complete its Form 10-K by the required filing date. The Company anticipates completing the modifications and filing the Form 10-K before the end of the extension period.

                  ----------------------------------------------

                           PART IV - Other Information

                  ----------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

           Frank E. Johnson                              (856) 235-5656
           ----------------                     -------------------------------
               (Name)                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no identify report(s)        [X] Yes [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                           [X] Yes [ ] No

                  Attachment to PART IV(3) - Other Information

     The Company expects to report a loss of $13,355,700 for the year ended January 29, 2000. This has been disclosed through a press release issued by the Company on March 17, 2000.

--------------------------------------------------------------------------------

                                Today's Man, Inc.
                ------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 28, 2000                          By:  /s/ FRANK E. JOHNSON
                                                   -----------------------------
                                              Frank E. Johnson
                                              Executive Vice President -
                                              Chief Financial Officer